EXHIBIT 99.1

Alio Gold Announces Sale of San Francisco Mine

VANCOUVER, British Columbia, March 06, 2020 (GLOBE NEWSWIRE) -- Alio Gold Inc. (TSX, NYSE AMERICAN: ALO) (“Alio Gold” or the “Company”), announces that it has entered into a definitive share purchase agreement (the “Agreement”) to sell its wholly-owned subsidiary, Molimentales del Noroeste S.A. de C.V. (“Molimentales”), which owns a 100% interest in the San Francisco mine (“San Francisco” or the “Mine”) and the surrounding mineral concessions to Magna Gold Corp. (TSXV: MGR, OTCQB: MGLQF) (“Magna”) (the “Transaction”). Under the terms of the Agreement, Alio Gold will receive 9,740,000 shares of Magna upon closing of the Transaction, representing approximately 19.9% of the issued and outstanding shares of Magna, and an additional $5 million in cash within twelve months of closing of the Transaction.  Alio Gold and Magna expect the Transaction to close in March 2020.

“The sale of San Francisco is a win-win for Alio Gold and Magna,” said Mark Backens, President and CEO of Alio Gold.  “Arturo Bonillas and his team at Magna have a lengthy history and extensive knowledge of the Mine, and under his stewardship we are confident this Transaction will be very beneficial to the employees, contractors, suppliers and local communities that support the Mine as plans are implemented to unlock value from the property.  The Transaction transfers all current assets and liabilities associated with the property and allows Alio Gold to focus time and resources on more value enhancing opportunities at the Florida Canyon Mine, our core asset.”

About Alio Gold

Alio Gold is a gold mining company. We are focused on the safe and profitable production of gold from our cornerstone asset, the 100% owned Florida Canyon Mine in Nevada, USA. The Company also owns the development stage Ana Paula Project in Guerrero, Mexico.

For further information, please contact:
Mark Backens
President & CEO
604-682-4002
info@aliogold.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange American accepts responsibility for the adequacy or accuracy of this news release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in news releases include, but are not limited to, statements which relate to future events. Such statements include estimates of the timing of closing of the Transaction with Magna Gold, the receipt of any deferred payment amounts, the potential benefits to employees, contractors, suppliers and local communities that support the San Francisco Mine and the potential benefits of the Transaction to Alio Gold and Magna.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.